March 5, 2015

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	CM Finance Inc
Registration Statement on Form N-2
(File No. 333-201432)

Dear Mr. O’Connor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CM Finance Inc hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on March 6, 2015, at 12:00 p.m., or as soon thereafter as practicable.

CM Finance Inc

By:	/s/ Michael C. Mauer
Michael C. Mauer
Chief Executive Officer and Chairman of the Board